Exhibit 99.1

Sky Solar Holdings, Ltd. Reports Fourth Quarter and Full Year 2015 Unaudited Financial Results

HONG KONG — March 30, 2016 /Globe Newswire/ - Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced its financial results for the fourth quarter of 2015 and fiscal year ended December 31, 2015.

Highlights:

•                  Q4 2015 total revenue of $12.2 million, up 49% over Q4 2014

•                  Q4 2015 electricity revenue of $7.9 million, up 127% over Q4 2014

•                  Q4 2015 Adjusted EBITDA1 of $542 thousand, compared to negative $3.6 million in Q4 2014

•                  128.6 MW of IPP assets in operation as of December 31, 2015, compared to 117.5 MW as of September 30, 2015

•                  As of December 31, 2015, 28.2 MW under construction, 238.3 MW of shovel-ready projects, and 1.0 GW of solar parks in pipeline

Mr. Weili Su, founder, chairman and chief executive officer of Sky Solar, commented, “While we initiated a number of partnership initiatives in 2015, our operating results for the full year were below our expectations. Management and the Board has undertaken thorough review of global operation in order to unlock shareholders value. Our view on the attractiveness of the solar market remains unchanged and we continue to see profitable opportunities for growth in the US market and in Japan.”

Mr. Sanjay Shrestha, Chief Investment Officer of Sky Solar, and President of Sky Capital commented, “We are evaluating our overall strategy in Japan as we have one of the largest pipelines in the solar industry coupled with a sizeable operating portfolio that carries very limited debt. In addition, while closing on transactions have taken longer than expected in the US market, we are very pleased with several ongoing initiatives in North America, which includes closing on operating assets, and acquiring a sizeable pipeline from multiple parties.”

“In light of the ongoing global strategic review to unlock shareholder value and our upcoming Board Meeting in April, we are removing our 2016 guidance at this point and look forward to updating you all in the coming months. Moving forward, we will continue to exercise a disciplined approach as we evaluate new development and acquisition opportunities, focusing on projects with strong returns at attractive costs of capital across all our geographic markets. We believe this discipline in finding quality projects and our proven execution ability in building out our pipeline will continue to deliver growth as we continue into 2016,” added Mr Shrestha.

1  Adjusted EBITDA is a non-IFRS measure used by the Company to better understand its results.  Adjusted EBITDA included adjustments related Mr. Su’s equity incentive award, the silent partner financing call option valuation, as well as other items.  The Company urges you to study the reconciliation between IFRS net income and adjusted EBITDA provided in this release.

Fourth Quarter 2015 Financial Results

Revenue was $12.2 million, up 49.4% from $8.2 million in the same period of 2014.

Electricity sales was $ 7.9 million in the fourth quarter of 2015, up 128.4% from $3.4 million in the same period of 2014. The year-over-year growth in electricity sales was primarily due to the increase in the Company’s operational IPP assets globally. Electricity sales in the fourth quarter of 2015 was down 30.1% from $11.3 million in the third quarter of 2015, due to seasonally lower solar irradiation across all of the Company’s major geographic markets.

Systems and other sales was $4.3 million in the fourth quarter of 2015, down 8.5% from $4.7 million in the same period of 2014. The year-over-year decline in systems and other sales was due to the Company’s continued shift in business model towards IPP electricity sales. Systems and other sales in the fourth quarter of 2015 was up 455.7% from $0.8 million in the third quarter of 2015. The sequential increase in systems and other sales was due to increased system sales in Canada during the fourth quarter of 2015.

The following table shows the Company’s sequential and year-over-year change in revenue for each category, geographic region and period indicated.

	Q4 2015	Sequential Change	Q3 2015	Year-Over- Year Change	Q4 2014
	(US$ in thousands, except percentages)
Asia	5,186	-17.0%	6,250	52.4%	3,404
Electricity Sales	4,969	-18.1%	6,065	197.4%	1,671
System Sales and Other	217	17.3%	185	-87.5%	1,733
Europe	2,419	-44.0%	4,318	-18.3%	2,961
Electricity Sales	1,983	-46.8%	3,728	24.2%	1,596
System Sales and Other	436	-26.1%	590	-68.1%	1,365
South America	401	—	—	—	—
Electricity Sales	401	—	—	—	—
North America	4,196	178.1%	1,509	133.0%	1,801
Electricity Sales	542	-64.1%	1,509	185.3%	190
System Sales and Other	3,654	—	—	126.8%	1,611
Electricity Sales	7,895	-30.1%	11,302	128.4%	3,457
System Sales and Other	4,307	455.7%	775	-8.5%	4,709

Cost of sales and services was $7.6 million, compared to $7.1 million in the same period in 2014. The increase was mainly a result of the increased capacity of IPP solar parks and increased EPC service cost as the Company increased system sales in Canada during the fourth quarter of 2015.

Gross profit was $4.6 million, up 318.2% from $1.1 million in the same period in 2014. Gross margin increased to 37.9% from 13.1% in the same period in 2014 due to increased IPP revenue with higher gross profit margin .

During the fourth quarter of 2015, an impairment loss of $1.1 million was recorded, compared to $269 thousand in the same period of 2014. The impairment loss was a result of discontinued licenses in Canada and Spain due to certain project timing and technical issues.

Selling, general and administrative (“SG&A”) expenses were $7.4 million, down 85.3% from $50.4 million in the same period in 2014. The decrease was primarily due the equity incentive fee expense of $43.7 million recorded in the fourth quarter of 2014, while no such expense was incurred in the fourth quarter of 2015.

Other operating income was $42 thousand, compared to $346 thousand in the same period of 2014. The decrease in other operating income was due to income from the disposal of permits in the fourth quarter of 2014, while no such income was recognized in the fourth quarter of 2015.

As a result of the above, operating losses decreased to $4.9 million in the fourth quarter of 2015, from $49.3 million in the same period in 2014.

Finance costs were $1.2 million, compared to $2.1 million in the same period of 2014. The decrease in finance costs was primarily because the due to the lower interest rate of bank loans denominated in Japanese YEN in the fourth quarter of 2015, compared to that of loans denominated in USD in the fourth quarter of 2014.

Other non-operating expenses of $1.4 million mainly represented foreign exchange losses resulting from the depreciation of the Euro against the US dollar, compared to other non-operating expenses of $10.9 million in the same period of 2014. The decrease in other non-operating expenses was primarily due to a decrease of fair value changes as compared with the same period in 2014.

As a result of the above, net loss was $7.4 million, compared to a net loss of $62.0 million in the same period in 2014.

Basic and diluted loss per share was $0.02 compared to $0.16 in the same period in 2014. Basic and diluted loss per ADS were $0.15 compared to $1.31 in the same period in 2014.

Adjusted EBITDA was $542 thousand, compared to negative $3.6 million in the same period in 2014.

Full Year 2015 Financial Results

Revenue was $47.2 million, up 43.5% from $32.9 million in 2014. The increase reflects the Company’s strategic shift from solar energy system sales to IPP electricity sales during the year as the revenue from electricity sales increased 59.8% to $35.5 million in 2015 from $22.2 million in 2014, driven by the increased capacity of IPP solar parks. The increase was also contributed to the 9.4% increase in revenue from solar energy system to $11.7 million from $10.7 million in 2014.

The following table shows the Company’s growth in revenue for each category, geographic region and period indicated.

	2015	2014	Growth
	(US$ in thousands)
Europe	13,659	17,699	-22.80%
Electricity Sales	11,523	14,268	-19.24%
System Sales and Other	2,136	3,431	-37.74%
Asia	24,728	10,056	145.90%
Electricity Sales	19,453	7,603	155.86%
System Sales and Other	5,275	2,453	115.04%
South America	401	—	—
Electricity	401	—	—
North America	8,367	5,130	63.10%
Electricity	4,102	334	1128.14%
System Sales and Other	4,265	4,796	-11.07%
Electricity Sales	35,479	22,205	59.78%
System Sales and Other	11,676	10,680	9.33%

Cost of sales and services was $18.5 million, compared to $20.7 million in 2014. The reduction was primarily due to increased IPP revenue with higher gross margin.

As a result of the above, gross profit was $28.6 million, up 136.4% from $12.1 million in 2014. Gross margin was 60.6%, compared to 36.9% in 2014.

Selling and administrative (“SG&A”) expenses were $23.7 million, compared to $64.9 million in 2014. The decrease in SG&A expenses was due to the equity incentive fee expense of $43.7 million recorded in the fourth quarter of 2014, while no such expense was incurred in the fourth quarter of 2015.

Operating profit was $8.2 million, compared to an operating loss of $50.2 million in 2014.

As a result of the above, net loss was $1.6 million, compared to a net loss of $73.7 million in 2014.

Basic and diluted loss per share were $0.004, compared to basic and diluted loss per share of $0.21 in 2014. Basic and diluted loss per ADS were $0.03, compared to basic and diluted loss per ADS of $1.66 in 2014.

Adjusted EBITDA was $15.7 million compared to negative $1.2 million in 2014.

Pipeline Analysis

As of December 31, 2015, the Company owned and operated 128.6 MW of IPP assets, compared to 117.5 MW as of September 30, 2015. This reflects all the incremental project addition in Japan.

The Company had 28.2 MW of projects under construction as of December 31, 2015, compared to 36.0 MW under construction as of September 30, 2015. All of the 28.2 MW of projects under construction are located in Japan.

In total, the Company had 1.3 GW of projects in various stages of development as of December 31, 2015, which included the projects under construction described above as well as 238.3 MW of shovel-ready projects and more than 1.0 GW of projects in pipeline. This does not include any LEEDs in the US or incremental opportunities in LatAm.

Balance Sheet and Liquidity

As of December 31, 2015, the Company had bank balances and cash of $26.3 million, trade receivables of $33.8 million and IPP solar park assets of $259.4 million. Total borrowing was $98.1 million, including $13.4 million of borrowing due within one year.

Use of Non-IFRS Measures

To provide investors with additional information regarding the Company’s financial results, the Company has disclosed Adjusted EBITDA, a non-IFRS financial measure, below. The Company presents this non-IFRS financial measure because it is used by the Company’s management to evaluate its operating performance. The Company also believes that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as the Company’s management and in comparing financial results across accounting periods and to those of its peers.

Adjusted EBITDA, as the Company presents it, represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expenses, interest expenses, impairment losses, IPO expenses charges of fair value changes of financial liabilities and reversal of tax provision.

The use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and (e) other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted EBITDA alongside the Company’s IFRS-based financial performance measures, such as profit (loss) for the period and the Company’s other IFRS financial results.

The following table presents a reconciliation of Adjusted EBITDA to profit (loss) for the period, the most directly comparable IFRS measure, for each of the periods indicated:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(US$ in thousands)
Loss for the period/year	(7,389)	(61,956)	(1,554)	(73,743)
Adjustments:	—
Income tax expense	105	(112)	(684)	910
Depreciation of property, plant and equipment	2,621	2,130	9,509	6,708
Amortization	—	85	—	214
Share-based payment charged into profit or loss	888	43,666	1,388	43,941
Interest expenses	1,160	2,089	3,897	3,817
Impairment loss on IPP solar parks	1,061	269	1,835	1,549
Fair value changes of financial liabilities-FVTPL	440	8,460	5,686	9,646
Loss from hedge ineffectiveness on cash flow hedges	585	—	585	—
IPO expenses	—	1,770	—	3,526
Reversal of tax provision	—	—	(6,025)	—
Impairment on the receivable provision	1,071	—	1,071	2,200
Adjusted EBITDA	542	(3,599)	15,708	(1,232)

The Company does not consider historical Adjusted EBITDA to be representative of future Adjusted EBITDA, as the Company’s revenue model changed from primarily generating revenue from selling solar energy systems to primarily generating revenue from selling electricity in the fourth quarter of 2013 and the Company continues to shift its business towards IPP business. The Company believes that Adjusted EBITDA is an important measure for evaluating the results of its IPP business.

These measures are not intended to represent or substitute numbers as measured under IFRS. The submission of non-IFRS numbers is voluntary and should be reviewed together with IFRS results.

Project Capacities

Unless specifically indicated or the context otherwise requires, megawatt capacity values in this earnings release refer to the attributable capacity of a solar park. We calculate the attributable capacity of a solar park by multiplying the percentage of our equity ownership in the solar park by the total capacity of the solar park.

Conference Call

Sky Solar will hold a conference call on March 31, 2016 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time) to discuss the Company’s fourth quarter and full year 2015 results.

Dial-in details for the live conference call are as follows:

International:	+65-6823-2299
United States:	+1-855-298-3404
Hong Kong:	+852-5808-3202
Passcode:	7978798

A simultaneous live webcast will be available on the Investor Relations section of the Company’s website at www.skysolargroup.com.

A telephone replay will be available approximately two hours after the call concludes through April 7, 2015. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
United States:	+1-866-846-0868
Hong Kong:	800-966-697
Passcode:	7978798

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2015, the Company had developed 273 solar parks with an aggregate capacity of 252.8  MW and owned and operated 128.6 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Company:	Investor Relations:

IR@skysolarholding.com	ICR, LLC
Victor Kuo
+86 (10) 6583-7526
Victor.kuo@icrinc.com

Sky Solar Holdings Ltd.

Condensed Consolidated Statements of Operations

USD In Thousands, Except Per Share Amounts

(Unaudited)

	Three Months		Year
	Ended December 31		Ended December 31
	2015	2014	2015	2014
Revenue:
Electricity generation income	7,895	3,457	35,479	22,205
Solar energy system and other sales	4,307	4,709	11,676	10,680
Total revenue	12,202	8,166	47,155	32,885
Cost of sales and services	(7,572)	(7,098)	(18,533)	(20,747)
Gross profit	4,630	1,068	28,622	12,138
Impairment loss on IPP solar parks	(1,061)	(269)	(1,835)	(1,549)
Provision on receivables	(1,071)	—	(1,071)	(2,200)
Selling expenses	(312)	(234)	(1,171)	(1,160)
Administrative expenses	(7,116)	(50,177)	(22,556)	(63,770)
Other operating income	42	346	197	6,293
Reversal of tax provision	—	—	6,025	—
(Loss) profit from operations	(4,888)	(49,266)	8,211	(50,248)
Investment gains	200	161	349	405
Finance costs	(1,160)	(2,089)	(3,897)	(3,817)
Other non-operating expenses	(1,436)	(10,874)	(6,901)	(19,173)
Loss before taxation	(7,284)	(62,068)	(2,238)	(72,833)
Income tax expense	(105)	112	684	(910)
Loss for the period/year	(7,389)	(61,956)	(1,554)	(73,743)
Other comprehensive (expense) income that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(4,195)	(8,946)	(11,123)	(11,114)
Total comprehensive income (expense) for the year	(11,584)	(70,902)	(12,677)	(84,857)
(Loss) profit for the year attributable to owners of the Company	(7,232)	(61,956)	(1,397)	(73,844)
(Loss) profit for the year attributable to non-controlling interests	(157)	—	(157)	101
	(7,389)	(61,956)	(1,554)	(73,743)
Total comprehensive (expense) income attributable to:
Owners of the Company	(11,389)	(70,863)	(12,512)	(84,890)
Non-controlling interests	(195)	(39)	(165)	33
	(11,584)	(70,902)	(12,677)	(84,857)
Loss per share — Basic	(0.02)	(0.16)	(0.004)	(0.21)
Loss per share — Diluted	(0.02)	(0.16)	(0.004)	(0.21)
Loss per ADS — Basic	(0.15)	(1.31)	(0.03)	(1.66)
Loss per ADS — Diluted	(0.15)	(1.31)	(0.03)	(1.66)

Sky Solar Holdings Ltd.

Condensed Consolidated Balance Sheets

USD In Thousands, Except Per Share Amounts

(Unaudited)

	December 31, 2015	December 31, 2014
Current assets:
Bank balances and cash	26,272	52,993
Restricted cash	5,560	5,438
Amounts due from customers for contract work	—	—
Amounts due from related parties	14,794	15,175
Trade and other receivables	33,829	20,321
Inventories	518	1,569
	80,973	95,496
Non-current assets:
IPP solar parks	259,423	180,610
Amounts due from related parties	2,984	—
Other non-current assets	17,700	13,480
	280,107	194,090
Total assets	361,080	289,586
Current liabilities:
Trade and other payables	50,958	60,297
Amount due to related parties	7,606	2,148
Amounts due to customers for contract work	—	1,194
Tax payable	2,197	5,485
Borrowings	13,449	31,735
	74,210	100,859
Non-current liabilities:
Borrowings	84,671	17,946
Amounts due to other related parties	—	—
Other non-current liabilities	89,480	47,032
	174,151	64,978
Total liablilities	248,361	165,837
Total assets less total liabilities	112,719	123,749
Equity:
Share capital	5	5
Reserves	112,846	123,711
Equity attributable to owners of the Company	112,851	123,716
Non-controlling interests	(132)	33
Total equity	112,719	123,749
Total liabilities and equity	361,080	289,586